CONSOLIDATED FINANCIAL STATEMENTS

MDS Inc.

October 31, 2004

AUDITOR'S REPORT

To the Shareholders of
MDS Inc.

We have audited the consolidated statements of financial position of **MDS Inc.** as at October 31, 2004 and 2003 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and 2003 and the results of its operations and its cash flow for each of the years in the three-year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company changed its method of accounting for stock-based compensation, as described in notes 1 and 19.

Toronto, Canada
December 14, 2004 (except as to note 29 which is at December 23, 2004)   Chartered Accountants

MDS Inc.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at October 31 (millions of Canadian dollars)		**2004**		2003
ASSETS				
Current				
Cash and cash equivalents	$	**296**	$	263
Accounts receivable *(note 9)*		**318**		274
Inventories *(notes 5 & 9)*		**182**		199
Income taxes recoverable		**16**		9
Current portion of future tax asset *(notes 2 & 15)*		**14**		-
Prepaid expenses		**24**		30
		850		775
Capital assets *(notes 6 & 9)*		**805**		776
Future tax assets *(notes 2 & 15)*		**123**		23
Long-term investments and other *(note 7)*		**148**		173
Goodwill *(note 8)*		**665**		774
Other intangible assets *(note 8)*		**66**		44
	$	**2,657**	$	2,565
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Bank indebtedness *(note 9)*	$	**-**	$	3
Accounts payable and accrued liabilities		**335**		355
Deferred revenue		**41**		35
Income taxes payable		**49**		14
Current portion of unrealized benefit of future tax asset *(note 2)*		**13**		-
Current portion of long-term debt *(note 9)*		**6**		9
		444		416
Long-term debt *(note 9)*		**488**		533
Deferred revenue *(note 10)*		**25**		34
Unrealized benefit of future tax asset *(note 2)*		**87**		-
Other long-term obligations		**34**		23
Future tax liabilities *(note 15)*		**60**		70
Minority interest *(notes 2 & 3)*		**22**		63
		1,160		1,139
(Commitments and contingencies – notes 23 & 24)				
Shareholders' equity				
Share capital *(notes 11 & 19)*		**833**		816
Retained earnings		**600**		572
Cumulative translation adjustment *(note 26)*		**64**		38
		1,497		1,426
	$	**2,657**	$	2,565

Incorporated under the Canada Business Corporations Act
See accompanying notes

On behalf of the Board:

John T. Mayberry	Robert W. Luba
Director	Director

MDS Inc.
CONSOLIDATED STATEMENTS OF INCOME

Years ended October 31 (millions of Canadian dollars) (restated for discontinued operations – see note 16)		**2004**		2003		2002
Revenues	$	**1,764**	$	1,665	$	1,636
Cost of revenues		**(1,110)**		(996)		(981)
Selling, general and administration		**(310)**		(306)		(296)
Research and development *(note 12)*		**(37)**		(47)		(63)
Depreciation and amortization		**(71)**		(74)		(82)
Restructuring charges - net *(note 13)*		**(13)**		(28)		-
Other expenses – net *(note 14)*		**(74)**		(26)		(6)
Equity earnings		**1**		3		6
Operating income		**150**		191		214
Interest expense		**(24)**		(28)		(17)
Dividend and interest income		**8**		9		6
Income from continuing operations before income taxes & minority interest		**134**		172		203
Income taxes *(note 15)* - current		**(62)**		(48)		(59)
- future		**-**		(34)		(32)
Minority interest		**(4)**		(7)		(5)
Income from continuing operations		**68**		83		107
Loss from discontinued operations – net of tax *(note 16)*		**(17)**		(35)		(2)
Net income	$	**51**	$	48	$	105
Basic earnings (loss) per share *(note 17)*						
- from continuing operations	$	**0.48**	$	0.58	$	0.76
- from discontinued operations		**(0.12)**		(0.24)		(0.01)
Basic earnings per share	$	**0.36**	$	0.34	$	0.75
Diluted earnings (loss) per share *(note 17)*						
- from continuing operations	$	**0.48**	$	0.58	$	0.75
- from discontinued operations		**(0.12)**		(0.24)		(0.01)
Diluted earnings per share	$	**0.36**	$	0.34	$	0.74

See accompanying notes

MDS Inc.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended October 31 (millions of Canadian dollars)		**2004**		2003		2002
Retained earnings, beginning of year	$	**572**	$	543	$	457
Net income		**51**		48		105
Repurchase of Common shares and stock options *(notes 11 & 19)*		**(11)**		(5)		(6)
Dividends		**(12)**		(14)		(13)
Retained earnings, end of year	$	**600**	$	572	$	543

See accompanying notes

MDS Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 31 (millions of Canadian dollars)		2004		2003		2002
Operating activities						
Net income	$	**51**	$	48	$	105
Items not affecting current cash flow *(note 21)*		**135**		194		169
		186		242		274
Changes in non-cash working capital balances relating to operations *(note 21)*		**(7)**		(2)		(88)
		179		240		186
Investing activities						
Acquisitions *(note 4)*		**(12)**		(8)		(16)
Acquisition of tax assets *(note 2)*		**(19)**		-		-
Effect of deconsolidating MDS Proteomics *(note 3)*		**(18)**		-		-
Purchase of capital assets		**(112)**		(121)		(152)
Purchase of technology license *(note 3)*		**(5)**		-		-
Proceeds on sale of discontinued operations		**35**		-		-
Proceeds on sale of businesses and investments		**4**		31		23
Purchase of long-term investments and other		**-**		(48)		(54)
Other		**(1)**		-		-
		(128)		(146)		(199)
Financing activities						
Issuance of long-term debt		**-**		563		69
Repayment of long-term debt		**(4)**		(541)		(11)
Increase (decrease) in deferred income and other long-term obligations		**14**		(7)		(11)
Payment of cash dividends		**(9)**		(10)		(10)
Issuance of shares		**18**		8		5
Repurchase of common shares and options		**(17)**		(7)		(5)
Distributions to minority interest		**(11)**		(11)		(10)
		(9)		(5)		27
Effect of foreign exchange rate changes on cash and cash equivalents		**(6)**		(13)		(1)
Increase (decrease) in cash position during the year		**36**		76		13
Cash position, beginning of year		**260**		184		171
Cash position, end of year	$	**296**	$	260	$	184

Cash position comprises cash and cash equivalents less bank indebtedness
See accompanying notes

Cash interest paid	$	24	$	15	$	19
Cash income taxes paid	$	12	$	24	$	24

MDS Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars except where noted)

1. Accounting policies

Basis of presentation

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") include all majority owned subsidiaries over which MDS exercises control and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). As recommended by CICA Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations", the Company has reported the results of operations for the year and restated prior years relating to disposal activities initiated by the Company after May 1, 2003.

Principles of consolidation

The financial statements of entities that are controlled by MDS, referred to as subsidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are accounted for using the proportionate consolidation method, and entities which are not controlled but over which MDS has the ability to exercise significant influence, referred to as associated companies, are accounted for using the equity method. The impact of material differences between Canadian and United States ("US") generally accepted accounting principles are set out in note 28.

Changes in accounting policies

In September 2003, the CICA amended CICA Handbook Section 3870, "Stock-Based Compensation and other Stock-Based Payments" ("Section 3870"), to allow companies who voluntarily adopt the fair value based method for all awards to do so (i) retroactively with restatement of prior periods, (ii) retroactively without restatement of prior periods, or (iii) prospectively. Prospective adoption is only permitted if the fair value method is adopted in fiscal years beginning before January 1, 2004. We have prospectively adopted the fair value method for our 2004 fiscal period beginning November 1, 2003, and therefore will continue to report the impact of stock options granted prior to fiscal 2004 in our pro forma note disclosure to the consolidated financial statements. The impact of stock options granted during 2004 has had an insignificant impact on the Company's results of operations and financial position.

In December 2001, the Accounting Standards Board of the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), which applies to fiscal years beginning on or after July 1, 2003. AcG-13 establishes specific criteria for derivatives to qualify for hedge accounting. Hedge accounting is a method for recognizing the gains, losses, revenues and expenses associated with the separate components in a hedging relationship, such that those gains, losses, revenue and expenses associated with the separate components are recognized in income in the same period when they would otherwise be recognized in different periods. A derivative will qualify as a hedge if the hedging relationship is designated and formally documented at inception. AcG-13 requires the documentation to identify the particular risk management objective and strategy for undertaking the hedge transaction, along with the specific asset, liability or cash flow being hedged, as well as how effectiveness is being assessed. The derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items or changes in the amount of future cash flows both at inception and over the life of the hedge for hedge accounting to continue. Hedge accounting is discontinued if a hedging relationship becomes ineffective; however, the hedge accounting applied to a hedging relationship in prior periods is not reversed. The adoption of AcG-13 has had an insignificant impact on our results of operations and financial position.

MDS Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars except where noted)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported values of assets and liabilities and the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Significant accounting policies are as follows:

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time of investment. The fair value of cash and cash equivalents approximates the amounts shown in the financial statements.

Inventories

Inventories are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. The cost of finished goods and work in process is comprised of material, labour and manufacturing overhead.

Capital assets

Capital assets are carried in the accounts at cost less accumulated depreciation and amortization. Gains and losses arising on the disposal of individual assets are recognized in income in the year of disposal.

Costs, including financing charges and certain design, construction and installation costs related to assets that are under construction and are in the process of being readied for their intended use, are recorded as construction in progress and are not subject to depreciation.

Depreciation and amortization, which are recorded from the date on which each asset is placed in service, are provided for on a straight-line basis over the estimated useful lives of the capital assets as follows:

Buildings	2.5% - 4%
Equipment	10% - 33%
Furniture and fixtures	10% - 33%
Computer systems	20% - 33%
Leaseholds	Term of the lease plus all renewal periods, to a maximum of 20 years.
Facility modifications	Costs of modifications to facilities owned by others to permit isotope production are deferred and amortized over the contractual production period.

Long-term investments and other

Investments in significantly influenced companies are accounted for by the equity method. Investments in equity securities of companies over which MDS does not exert significant influence are accounted for using the cost method. Other long-term investments are carried at cost.

MDS regularly reviews its investments for impairment and records an impairment charge when it has been determined that there has been a loss in value of the investment that is other than a temporary decline.

Goodwill

Goodwill arises on business acquisitions and comprises the amount paid in excess of the fair value of net identifiable assets acquired.

Goodwill is not amortized but is subject to an impairment review at least annually, to determine if impairment exists. This assessment is based on the estimated fair value of the business to which the goodwill relates.

Intangibles

Acquired technology represents the value of the proprietary ''know-how'' which was technologically feasible as of the acquisition date, and is charged to net income (loss) on a straight-line basis over its estimated useful life of two to three years.

In-process research and development (''IPR&D'') represents the value on completion of a business combination of the acquired R&D which was not technologically feasible as of the acquisition date and, other than its intended use, had no alternative future use. IPR&D is charged to net income (loss) on a straight-line basis over the estimated useful life of seven years.

Maintenance contracts and customer relationships represent the value placed on maintaining products and technology previously sold to customers and the value on existing customer relationships. Maintenance contracts and customer relationships are charged to net income (loss) on a straight-line basis over the estimated useful life of five years.

Impairment of long-lived and intangible assets

When events and circumstances warrant a review, MDS evaluates the carrying value of long-lived and intangible assets for potential impairment. Certain factors that MDS considers important which could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for MDS's overall business, significant negative industry or economic trends, a significant decline in MDS's stock price for a sustained period, and MDS's market capitalization relative to net book value.

The carrying value of such assets is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference. Net recoverable amount is an amount equal to the anticipated cash flows net of directly attributable general and administrative costs, carrying costs, and income taxes, plus the expected residual value, if any.

Stock-based compensation plan

Prior to 2004, no compensation expense was recognized for stock options granted under the Company's stock-based compensation plan as described in note 19.

MDS Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars except where noted)

Commencing November 1, 2003, the fair value of stock options granted is recognized on a straight-line basis over the applicable stock option vesting period as compensation expense included in selling, general and administrative expenses in the consolidated statements of income and contributed surplus within Share Capital on the consolidated balance sheets. On the exercise of stock options, consideration is received and the accumulated contributed surplus is credited to share capital.

For stock options granted prior to November 1, 2003 which are not accounted for at fair value, pro forma earnings disclosure showing the impact of fair value accounting is included in note 19.

Prior to October 31, 2002, if stock options were repurchased from employees, the consideration paid, net of related tax recoveries, was charged to retained earnings. After October 31, 2002, the plan was changed and the Company can no longer repurchase stock options.

Pension, post-retirement and post-employment benefit plans

The current service cost of pensions and other post-employment benefit plans (such as medical and dental care, life insurance and compensated absences) is charged to income annually. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation and other factors. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees.

The average remaining service period of the active employees covered by the pension plan and the other retirement benefits for 2004 is 14.44 years (2003 - 15 years)

The expected costs of post-retirement and certain post-employment benefits, other than pensions, to active employees are accrued for in the consolidated financial statements during the years employees provide service to MDS. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Revenues

Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured.

For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

Certain services are provided to customers on a per-unit pricing basis. Revenues for such services are recognized when the requisition service has been performed and the contractual right to bill exists.

Fee for service revenues received for diagnostic laboratory testing services are subject to future adjustment on settlement and are recorded based on management's estimate of amounts that ultimately will be realized by the Company. Adjustments, if any, are recorded in the period in which negotiations are completed.

Certain contract revenues are recognized using the percentage of completion method. Losses, if any, on such contracts are provided for in full at the time they are identified. Customer advances and billings in excess of costs plus estimated profits on contracts in progress are shown as liabilities.

Research and development

The Company carries on various research and development ("R&D") programs, some of which are funded in part by customers and joint venture partners. Funding received is accounted for using the cost reduction approach. Net research costs are expensed in the periods in which they are incurred. Development costs that meet generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized over periods ranging from three to five years. Investment tax credits relating to capital assets are applied to reduce the carrying amount of these assets. Investment tax credits attributable to salaries and other research related expenditures incurred in the year are recorded as a reduction of those expenses.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets while those related to current expenses are included in the determination of income.

Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of MDS Common shares outstanding during the period.

Basic earnings per share have been calculated using the weighted average number of Common shares outstanding during the year.

Diluted earnings per share have been calculated, using the treasury stock method, by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options outstanding during the year. This method computes the number of incremental shares by assuming the outstanding stock options are exercised, then reduced by the number of Common shares assumed to be repurchased from the total of issuance proceeds, using the average market price of MDS's Common shares for the period.

Foreign currency translation

Foreign operations are considered self-sustaining and are translated using the current rate method. Assets and liabilities are translated using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate for the year. Exchange gains or losses on translation of the Company's net equity investment in these subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded as a separate component of shareholders' equity. The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction in the Company's net investment in these subsidiaries resulting from a cash distribution.

MDS Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars except where noted)

Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of its foreign currency and interest rate exposures. The Company does not utilize derivative financial instruments for trading or speculative purposes.

The Company's policy is to document all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

The Company operates globally, which gives rise to risks that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange conversion rates and interest rates. In order to manage these risks, the Company enters into foreign currency forward contracts, foreign currency swaps, foreign currency option contracts, interest rate swaps and interest rate option contracts.

Foreign currency gains and losses on contracts, used to hedge anticipated foreign-currency denominated sales, are recognized as an adjustment of the revenues when the sale is recorded.

Interest rate swap contracts are used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and related overall cost of borrowing. Interest rate contracts involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based and are recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Realized and unrealized gains or losses associated with derivative instruments which have been terminated or cease to be effective prior to maturity are deferred and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

Derivatives that do not qualify for hedge accounting are marked to market, with the result that any gain or loss is charged to income.

2.   Reorganization of Ontario Laboratory Business

Effective May 1, 2004, MDS transferred assets and operations that form part of the Ontario laboratory business into MDS Laboratory Services LP ("Labs LP"), a newly formed partnership in which MDS was the sole partner. The Company then transferred a 99.99% limited partnership interest in Labs LP to Hemosol Inc., in exchange for 100% of the Class B non-voting shares and additional Class A voting shares of that company. Following this transaction, MDS owns 99.56% of the equity of Hemosol Inc., including 47.5% of the Class A voting shares. Hemosol Inc. was subsequently renamed LPBP Inc. ("LPBP").

The remaining 0.01% of Labs LP is owned by a wholly owned subsidiary of MDS Inc., MDS Laboratory Services Inc. ("MDS Labs"), as the general partner. Through MDS Labs, MDS has retained management control of the day-to-day and strategic operations of the Ontario laboratories business and, consequently, the Company continues to consolidate the results of this business. Because other Class A shareholders of

(All tabular amounts are in millions of Canadian dollars except where noted)

LPBP effectively now own 0.44% of the Ontario laboratory business, the Company has recorded minority interest expense relating to the 0.44% of LPBP owned by these other shareholders.

As a result of this transaction, the Company will be able to benefit from significant tax losses carried forward, research and development expense pools, and investment tax credits, having an estimated combined value of $120 million. These tax assets were accumulated by LPBP from a blood products business operated by that company prior to the reorganization. The cost to MDS to gain access to these tax assets totalled $19 million, represented by a $16 million cash transfer to Hemosol Corporation, a successor corporation to Hemosol Inc. in the blood products business, along with $3 million of transaction costs.

MDS has recorded these future tax assets at an expected value of $120 million. In addition, and in accordance with Canadian GAAP as set out in EIC 110, "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations", the Company has recorded a corresponding unrealized benefit on acquisition of tax assets of $104 million taking into account the $16 million purchase price for the losses. This benefit has been reduced by the transaction cost to acquire the tax assets and the net amount of $101 million has been recorded as a long-term deferred credit, the current portion of which has been recorded in current liabilities.

The future tax assets will be recognized in income based on the effective tax rate existing during each future period as these tax assets are utilized. The unrealized benefit of these tax assets will be amortized on a basis that is pro rata to the future income tax asset utilization.

3. Reorganization of MDS Proteomics

On July 29, 2004, the financial reorganization of MDS Proteomics, subsequently renamed Protana Inc. ("Protana"), was completed. Through this reorganization, the Company reduced its ownership in Protana from 89% to 48.4%.

As the Company's share in Protana has been reduced to less than 50%, management has determined that MDS does not control Protana. As a result of the loss of control, effective July 29, 2004, the Company deconsolidated the assets and liabilities of Protana and began accounting for the investment under the equity method. The net investment reduction of $68 million from October 31, 2003 balances comprised total assets of $179 million and total liabilities of $111 million. The decrease in total assets was primarily due to a $118 million reduction in goodwill, a $29 million decline in fixed assets, and a $30 million decrease in cash. The reduction in liabilities was due to the elimination of long-term debt of $64 million, minority interest of $43 million, and current liabilities of $4 million.

The reduction of the net investment in MDS Proteomics began in the second quarter of 2004, when MDS recorded a goodwill writedown in the amount of $53 million and a reduction in fixed assets of $10 million related to its investment in Protana. These provisions reduced the carrying value of Protana to nil. Additionally, a reserve of $10 million was established, reflecting management's assessment of the total exposure for MDS with respect to outstanding guarantees. The operating losses for the third quarter were offset by the gain realized on the dilution of MDS's share ownership of Protana. The net impact of these transactions results in a negative net carrying value at July 31, 2004 of $10 million.

As a result of an agreement made related to the reorganization and for a payment of $5 million, MDS will be able to use the tax assets related to the former MDS Proteomics business. A valuation allowance related to these assets is no longer required and was reversed during the year, and these assets are now reflected at their fair value of $17 million. This resulted in an income tax recovery of $9 million, and $3 million of investment tax credits during the year.

(All tabular amounts are in millions of Canadian dollars except where noted)

Additionally, MDS committed to pay $10 million to acquire access to Protana's biomarker technology through a five-year licensing agreement. This has been recorded as Other Intangible Assets and will be amortized on a straight-line basis over the term of the agreement. The terms of the agreement required payment of $5 million on closing and a further $5 million payment due on the first anniversary of the reorganization date.

4. Acquisitions and Divestitures

a) Acquisitions

On October 22, 2004, the Company acquired a 50% interest in the business and intellectual property assets of the Applied Biosystems MALDI Time-of-Flight ("TOF") mass spectrometry systems. The purchase included a 100% interest in certain MALDI-TOF product-related manufacturing and research and development assets. The combined purchase price was US$40 million. This acquisition has been accounted for using the purchase method. The purchase price has been allocated to the assets acquired based on management's best estimate of fair values. Goodwill of $15 million was recorded on this transaction.

Subsequently, MDS and Applied Biosystems each contributed the MALDI-TOF business and related intellectual property to Applied Biosystems/MDS Sciex Instruments, a 50/50 joint venture of Applied Biosystems and the MDS Sciex division. The inventory and fixed assets will remain with MDS Sciex, as will the goodwill generated on this transaction. The assets will be amortized over various periods.

Effective November 17, 2003, the Company, through one of its partnerships, acquired the assets of Vancouver Medical Laboratories (1965) Ltd. for $2 million in cash. Goodwill of $2 million was recorded on this transaction.

In fiscal 2003, the Company acquired an early-stage clinical research facility in New Orleans, Louisiana for cash consideration of $8 million, representing $2 million of net tangible assets and $6 million of goodwill. The transaction also included $1 million of contingent consideration, which has been subsequently paid.

During 2002, the holders of a put option relating to a previous year's acquisition caused MDS Proteomics to indirectly redeem 480,000 of its Common shares at a price of $25 per share. MDS recorded the payment as goodwill as its interest in MDS Proteomics increased to 89% because of the redemption.

The total cost of the acquisitions described above has been allocated as follows:

		2004		2003		2002
Working capital	**$**	**7**	$	2	$	-
Other intangible assets		**26**		-		-
Software		**1**		-		-
Goodwill		**17**		6		14
		51		8		14
Long-term debt and other long-term obligations		**(39)**		-		10
Shares issued (2002 – 334,225)		**-**		-		(8)
Total cash consideration	**$**	**12**	$	8	$	16

MDS Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars except where noted)

b)   Divestitures

During fiscal 2004, the Company reduced its investment in MDS Proteomics from 89% to 48.4% as part of MDS Proteomics' restructuring (see note 3).

In the current year, the Company disposed of certain of its US laboratory operations, which have been treated as discontinued operations (see note 16).

During fiscal 2003, the Company sold business units within the Isotopes segment for net proceeds of $35 million ($32 million in cash; $3 million in shares). A gain of $10 million was recognized on these transactions (see note 14). These businesses had annual revenues of $36 million in 2002 and $6 million prior to sale in 2003.

During fiscal 2002, the Company disposed of an isotopes business and a distribution business for total proceeds of $23 million. No gain or loss resulted from the sale of the isotopes business. A loss of $7 million was recorded on the sale of the distribution business. These businesses had annual revenues of $14 million and $46 million, respectively.

5.   Inventories

		2004		2003
Raw materials	$	95	$	101
Manufacturing work in process		42		30
Finished goods		45		36
Service contracts work in process		-		32
	$	182		199

(All tabular amounts are in millions of Canadian dollars except where noted)

6. Capital Assets

	2004		2003	
	Cost	**Accumulated Depreciation**	Cost	Accumulated Depreciation
Land	**$ 36**	**$ -**	$ 36	$ -
Buildings	**167**	**45**	155	39
Equipment	**316**	**176**	332	173
Furniture and fixtures	**48**	**35**	49	34
Computer systems	**100**	**68**	149	94
Leaseholds	**78**	**41**	84	38
Facility modifications	**56**	**27**	55	24
Construction in progress	**396**	**-**	318	-
	$ 1,197	**$ 392**	$ 1,178	$ 402
Accumulated depreciation	**(392)**		(402)	
Net book value	**$ 805**		$ 776	$

Construction in progress includes $52 million (2003 - $44) of capitalized financing costs.

7. Long-term Investments and Other

	2004	2003
Investments in significantly influenced companies and partnerships	**$ 52**	$ 62
Financial instruments pledged as security on long-term debt *(note 9)*	**45**	46
Venture capital investments	**9**	21
Other long-term investments	**40**	44
Deferred development costs	**2**	-
	96	111
	$ 148	$ 173

a) Operating income for the year includes $2 million (2003 - $2; 2002 - $8) as the Company's share of earnings of significantly influenced companies and partnerships.

b) Certain long-term investments are development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises. During 2003, certain venture capital investments were written down to their estimated net realizable value (see note 14). Further adverse developments could result in additional writedowns of the carrying values of these investments.

c) Certain of the investments in significantly influenced companies and partnerships are subject to a formal valuation by other parties. The estimated fair value of these investments, as determined by these parties, amounts to $6 million (2003 - $10) compared with a carrying value of $5 million

(All tabular amounts are in millions of Canadian dollars except where noted)

(2003 - $6). During the year, certain significantly influenced investments were written down to their net realizable value (see note 14). Further adverse developments could result in additional writedowns of the carrying values of these investments.

Certain of the long-term investments held by the Company are considered to be financial instruments. Among these are several investments in shares of public companies. These marketable securities had a combined market value of $20 million (2003 - $27) and a combined carrying value of $9 million (2003 - $16).

In addition to these marketable securities, the financial instrument pledged as security on long-term debt has a fair value that approximates its carrying value. The estimated fair values of the remaining long-term investments are not readily determinable.

8. Goodwill and Other Intangible Assets

(a) Goodwill:

		2004		2003
Opening balance	$	**774**	$	785
Acquired during the year (i)		**17**		6
Disposed during the year (ii)		**(127)**		(14)
Foreign exchange and other		**1**		(3)
Closing balance	$	**665**	$	774

(i) $15 million of the 2004 goodwill addition relates to the acquisition of the MALDI-TOF mass spectrometry business from Applied Biosystems. The remaining $2 million relates to the purchase of a laboratory business. In 2003, goodwill was recorded as part of the acquisition of an early-stage clinical research facility in New Orleans (see note 4).

(ii) $118 million of goodwill reduced in the current year relates to the Company's reduced ownership of MDS Proteomics resulting from the reorganization (see note 3) and $9 million of goodwill connected with the sale of certain US laboratory operations (see note 16). The goodwill reduction in the prior year relates to the Company's sale of an isotope business (see note 4).

In accordance with the CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", the Company has assessed the carrying value of goodwill for possible impairment and has determined that no such impairment exists as at October 31, 2004.

(b) Other Intangible Assets:

		2004		2003
Opening balance	$	**44**	$	33
Acquired during the year		**36**		10
Technology capitalized during the year		**7**		7
Amortized during the year		**(4)**		(6)
Written down during the year		**(15)**		-
MDS Proteomics writedown		**(1)**		-

(All tabular amounts are in millions of Canadian dollars except where noted)

Foreign exchange and other		**(1)**		-
Closing balance	$	**66**	$	44

During the current year, management evaluated the carrying value of the intangible assets and determined certain assets were impaired. These assets were written down to their net realizable value. (see note 14)

Intangible assets acquired consist of:

		2004		2003
In-process research and development	**$**	**3**	$	10
Patents		**11**		-
Acquired technology		**2**		-
Maintenance contracts and customer relationships		**10**		-
Licenses		**10**		-
	$	**36**	$	10

9. Long-term Debt

	Maturity		**2004**		2003
Senior unsecured notes	2007 to 2015	**$**	**379**	$	411
Other debt	2005 to 2015		**115**		131
Total long-term debt			**494**		542
Current portion			**(6)**		(9)
		$	**488**	$	533

In 2004, MDS purchased assets from Applied Biosystems Inc. relating to the MALDI Time-of-Flight (TOF) mass spectrometry operations for US$40 million, of which US$8 million was paid on closing and the remainder has been recorded as a note payable, with an interest rate of 4%. The Company will pay the remaining US$32 million evenly over four years beginning on the second anniversary of the closing date.

Due to the reorganization of MDS Proteomics in 2004, the US$30 million, 5% convertible note issued in the prior year to Cephalon Inc. was converted to an equity holding in Protana Inc.(see note 3). In addition, the Company has a $225 million 364-day extendible revolving credit facility. This facility remains undrawn as of October 31, 2004.

During 2003, the Company completed a private placement of US$311 million of Senior Unsecured Notes payable (the "Notes"). The Notes bear interest at rates between 5.15% and 6.19% and have various terms between five and twelve years. Proceeds of the Notes were used to repay and cancel other long-term credit facilities.

Other long-term debt includes a non-interest bearing government loan with a carrying value of $50 million (2003 - $50) discounted at an effective interest rate of 7%. A long-term investment has been pledged as security for the repayment of this debt *(*see note 7*).* The remaining debt, amounting to $26 million (2003 - $81), bears interest at annual variable rates tied to bank prime.

Principal repayments of long-term debt are required as follows:

2005	$	6
2006		18

2007	24
2008	113
2009	24
Thereafter	309
$	494

The Company has operating lines of credit totalling $48 million. Specific charges on accounts receivable, inventories, and capital assets have been pledged as security for operating lines of credit totalling $25 million. As at October 31, 2004 the Company has not borrowed with respect to these credit facilities (2003 - $3).

10.   Deferred Revenue

Deferred revenue includes a $27 million deferred credit (2003 - $32), which is being amortized over fifteen years using the sum of the years' digits method.

During 2004, the Company received $32 million from Biogen Idec Inc. as consideration for amending a supply agreement to buy out certain minimum purchase commitments. The transaction was recorded as deferred revenue and is being amortized over the remaining term of the contract. The Company has reclassified $10 million as current deferred revenue to reflect the amount to be amortized in the upcoming year.

11.   Share Capital

(a)   Summary of issued share capital

	Common Shares		
(number of shares in thousands)	**Number**		**Amount**
Balance – October 31, 2001	139,677	$	789
Issued during 2002	878		16
Repurchased & cancelled	(48)		-
Balance – October 31, 2002	140,507		805
Issued during 2003	925		13
Repurchased & cancelled	(310)		(2)
Balance – October 31, 2003	141,122		816
Issued during 2004	1,561		25
Repurchased & cancelled	(857)		(8)
Balance – October 31, 2004	**141,826**	**$**	**833**

During 2004, the Company declared and paid cash dividends of $9 million on Common shares (2003 - $10; 2002 - $10).

During 2004, the Company repurchased and cancelled 857,000 Common shares (2003 – 310,450; 2002 – 48,300) for $8 million (2003 - $6; 2002 - $1) under the terms of a Normal Course Issuer Bid ("NCIB"). The excess of cost over the stated capital of the acquired shares was charged to retained earnings. Under the terms of its NCIB, the Company is entitled to repurchase up to 11,945,440 common shares between June 20, 2004 and June 19, 2005. Such purchases are made on the open market at prevailing market prices.

(All tabular amounts are in millions of Canadian dollars except where noted)

(b) Stock Dividend and Share Purchase Plan and Employee Share Ownership Plan

Under the Company's Stock Dividend and Share Purchase Plan, shareholders may elect to receive stock dividends in lieu of cash dividends. Stock dividends are issued at not less than 95% of the five-day average market price (the "Average Market Price") of the shares traded on the Toronto Stock Exchange immediately prior to the dividend payment date. Plan participants may also make optional cash payments of up to $3,000 semi-annually to purchase additional Common shares at the Average Market Price. Participation in this plan for the year ended October 31, 2004 resulted in the issuance of 136,501 Common shares (2003 – 257,957) as stock dividends and the issuance of 9,535 Common shares (2003 – 15,428) for cash.

Under the terms of the Company’s Employee Share Ownership Plan, eligible employees are able to purchase Common shares at 90% of the Average Market Price for the five days preceding the purchase. During the year, the Company issued 174,728 Common shares (2003 – 188,671) under this plan for $3 million (2003 - $3) and as at October 31, 2004, 377,111 are reserved for future issue.

12. Research and Development

		2004		2003		2002
Gross expenditures in the year	**$**	**100**	$	100	$	104
Investment tax credits		**(20)**		(15)		(8)
Recoveries from partners		**(23)**		(25)		(19)
Development costs deferred		**(6)**		(7)		(6)
Amortization of amounts previously deferred		**3**		4		5
Research and development expense	**$**	**54**	$	57	$	76

The research and development expenses set out above include capital asset depreciation and amortization expense, which is set out separately in the Consolidated Statements of Income. Excluding depreciation and amortization, research and development expense was $37 million for the year (2003 - $47; 2002 - $63).

13. Restructuring Charges

			Cumulative drawdowns				
		Restructuring Charge		Cash	Non-cash		Provision balance at October 31, 2004
2004:							
Workforce reductions	$	14	$	(4)	-	**$**	**10**
Equipment and other asset writedowns - adjustment		(1)		-	1		**-**
		13		(4)	1		**10**
2003:							
Workforce reductions		17		(13)	(1)		**3**
Equipment and other asset writedowns		11		-	(11)		**-**
	$	28	$	(13)	(12)	**$**	**3**

(All tabular amounts are in millions of Canadian dollars except where noted)

Restructuring obligation at October 31, 2004	**$**	**13**

During the year, the Company recorded provisions relating to the continuation of the Company's implementation of certain change initiatives affecting support services, senior management reductions, and other initiatives taking place in the business units, including system implementations, recorded in the fourth quarter of 2003 and subsequently in the second quarter of 2004.

For the year ended October 31, 2003, MDS recorded restructuring charges of $28 million (after tax - $20 million) relating to the implementation of certain change initiatives affecting the provision of support services, senior management reductions and other initiatives taking place in the business units, including system implementations. This charge included workforce reduction charges of $17 million related to the cost of severance and benefits associated with approximately 220 employees. A further $15 million was added to the provision in 2004 related to these initiatives.

The workforce reduction was primarily in our Life Sciences and Health segments in North America and Europe. We expect the provision to be substantially utilized by 2006.

Equipment and other asset writedowns of $11 million primarily related to certain computer equipment, which are subject to a sale and leaseback agreement. Immediate recognition of a loss is required because the fair value of the computer equipment is less than its carrying value.

14. Other Expenses - net

		2004		2003		2002
Write down of long term investments	**$**	**(22)**	**$**	(77)	**$**	-
Writedown of intangible assets		**(15)**		-		-
Writedown of equipment (note 3)		**(10)**		-		-
Gain on patent litigation		**14**		39		-
Gain on reorganization of MDS Proteomics (note 3)		**8**		-		-
Gain (loss) on sale of businesses and investments		**4**		12		(6)
Writedown of goodwill (note 3)		**(53)**		-		-
	$	**(74)**	$	(26)	$	(6)

Certain of the long-term investees of the Company experienced declines in the value that could be realized in the event of a sale. Because this decline was believed to be other than temporary, the Company recorded a writedown of $22 million (2003 - $77 million) to reduce the carrying value of these investments to an estimate of their net realizable value.

During the year, the Company determined that the value of certain intangible assets was impaired. As a result, these intangible assets were reduced by $15 million to their net realizable value.

15. Income Taxes

(a) Provision

The Company's effective income tax rate has the following components:

(All tabular amounts are in millions of Canadian dollars except where noted)

	2004 %	2003 %	2002 %
Combined Canadian federal and provincial tax rate	**35.7**	36.8	38.4
Increase in tax rate as a result of:			
Research and development	**(2.0)**	(0.9)	(0.7)
Manufacturing and processing rate	**(1.8)**	(1.6)	(1.9)
Benefit of losses not previously recognized	**(6.4)**	-	-
Investment dispositions and writedowns	**5.2**	9.8	1.7
Tax rate on foreign operations	**1.8**	1.2	1.3
Federal capital taxes	**1.4**	1.2	1.3
Tax impact of minority interest and equity earnings	**(2.7)**	(0.2)	(0.4)
Revaluation of future income tax assets	**1.6**	-	-
Restructuring	**-**	1.7	-
Other	**(3.4)**	(6.7)	0.7
	29.4	41.3	40.4
MDS Proteomics operating losses and writedowns	**23.2**	6.4	4.4
Recognition of MDS Proteomics tax assets	**(6.3)**	-	-
Effective income tax rate	**46.3**	47.7	44.8

(b) Future tax assets and liabilities

Future tax assets and liabilities consist of the following temporary differences:

	2004	2003
Future tax assets		
Tax benefit of loss carryforwards	**$ 171**	$ 88
Tax basis in excess of book value	**(1)**	(2)
Investment tax credits	**24**	-
Provisions and reserves	**4**	27
Future tax assets before valuation allowance	**198**	113
Valuation allowance	**(61)**	(90)
	137	23
Future tax liabilities		
Book value in excess of tax basis	**(72)**	(64)
Tax on investment tax credits recognized for accounting purposes	**(4)**	(15)
Provisions and reserves	**16**	9
	(60)	(70)
Net future tax assets (liabilities)	**$ 77**	$ (47)

(All tabular amounts are in millions of Canadian dollars except where noted)

(c) Tax loss carryforwards

As at October 31, 2004, the Company has recorded future tax assets relating to income tax loss carryforwards of $171 million (2003 - $89) before valuation allowances. These assets relate to $472 million (2003 - $271) of tax loss carryforwards. Of the total losses, $87 million (2003 - $75) expire by 2011, $100 million (2003 - $93) expire between 2018 and 2024, and the remaining $285 million (2003 - $103) may be carried forward indefinitely.

(d) Investment tax credits

During the year the Company recognized investment tax credits relating to research performed in Canada on its own behalf and on behalf of certain customers of $30 million (2003 - $41). These investment tax credits were attributable to salaries and other research related expenditures incurred in the year and were recorded as a reduction of cost of revenues and research and development. In 2003, $10 million of the investment tax credits recognized related to capital assets and were applied to reduce the carrying value of those assets.

16. Discontinued Operations

Effective September 24, 2004, MDS sold its interest in the Memphis Pathology Laboratory (”MPL”) partnership for $26 million and recorded a gain of $9 million on this transaction.

Effective March 15, 2004 and pursuant to a plan to exit the US diagnostic business, MDS sold its laboratory operations in New York and Georgia in an asset purchase transaction. MDS realized a loss of $10 million on the sale which was subsequently reduced by the receipt of $2 million of contingent consideration based on the terms of the agreement. No further contingent considerations are expected to be received. MDS has recorded its remaining US diagnostic businesses as discontinued operations.

On October 24, 2003, MDS's Board of Directors approved a plan to discontinue the operations of a manufacturing facility in Fleurus, Belgium.

Pursuant to the CICA recommendation Section 3475, ‘‘Disposal of Long-lived Assets and Discontinued Operations’’, the revenues and expenses of the business have been netted and reported as income (loss) from discontinued business on the Consolidated Statements of Income. Figures for 2003 and 2002 have been restated to reflect this presentation. The results of the discontinued operations for the years ended October 31 were as follows:

		2004		2003		2002
Revenues	**$**	**100**	$	149	$	156
Cost of revenues		**(89)**		(130)		(129)
Selling, general and administrative		**(26)**		(31)		(29)
Net operating loss		**(15)**		(12)		(2)
Provision for discontinued operations		**(2)**		(23)		-
Loss from discontinued operations	**$**	**(17)**	$	(35)	$	(2)

In 2003, the loss from discontinued operations included $22 million primarily relating to estimated costs directly associated with the plan of disposition. In addition to operating costs of $1 million, the loss for

(All tabular amounts are in millions of Canadian dollars except where noted)

2003 reflects provisions for workforce reductions totalling $14 million, provision for uncollectible receivables of $1 million, other asset write-offs of $2 million, and provisions for contractual obligations and other liabilities of $4 million. No tax effect was recorded for this loss.

Under accounting standards in effect before May 1, 2003, other businesses sold in the years covered by these financial statements did not qualify as discontinued operations and have not been presented as such herein.

17. Earnings Per Share

		2004		2003		2002
Net income available to Common shareholders	**$**	**51**	$	48	$	105
Weighted average number of Common shares outstanding - basic		**142**		141		140
Impact of stock options assumed exercised		**1**		1		2
Weighted average number of Common shares outstanding - diluted		**143**		142		142

Options to purchase 1,573, 1,576 and 1,180 thousand for the years ended October 31, 2004, 2003, and 2002, respectively, were not included in the computation of diluted earnings per share because these options have exercise prices which were greater than the average price of MDS's common shares.

18. Joint Ventures

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures in which it holds various percentage interests. Following are condensed combined balance sheets and statements of income reflecting the Company's interests in joint venture operations:

		2004		2003		2002
Current assets	**$**	**83**	$	93	$	104
Other assets		**59**		38		38
	$	**142**	$	131	$	142
Current liabilities	**$**	**40**	$	52	$	51
Long-term debt		**6**		8		8
Equity		**96**		71		83
	$	**142**	$	131	$	142
Net revenues	**$**	**452**	$	479	$	441
Operating income	**$**	**110**	$	129	$	90
Cash flow from operating activities	**$**	**95**	$	160	$	74

Cash outflow from investing activities for the joint ventures totalled $6 million (2003 - $18; 2002 - $10) and cash (outflow) from financing activities (excluding transactions with partners) was nil (2003 – nil; 2002 – ($2)). During the year, the joint ventures distributed $207 million (2002 - $150; 2001 - $59), of which the Company's share was 50%.

19. Stock-based Compensation Plan

(a) Stock option plan

The Company has a stock option plan (the "Plan") primarily for senior management employees. Under the terms of the Plan, the Company may grant stock options to eligible employees and certain others to maximum amounts as set out below. The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant. Stock options vest evenly over five years and have a maximum term of ten years.

	2004		2003	
	Number (000s)	**Weighted Average Exercise Price**	Number (000s)	Weighted Average Exercise Price
Maximum available for issue	**10,522**		11,716	
Outstanding November 1	**8,462**	**$ 16.79**	7,722	$ 15.58
Granted	**950**	**19.67**	1,460	21.50
Exercised	**(1,194)**	**12.06**	(442)	9.66
Cancelled	**(608)**	**20.08**	(278)	19.30
Outstanding October 31	**7,610**	**17.63**	8,462	16.79
Options vested at year-end	**4,172**	**$ 15.69**	4,191	$ 13.93

Stock options compensation expense for 2004 was $1 million and has been recorded in Selling, general and administration.

Options outstanding at October 31, 2004 comprise:

Range of Exercise Prices	Weighted Average Remaining Contractual Life (Years)	Options Outstanding		Options Exercisable	
		Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$3.45 - $13.94	1.7	878	$ 8.63	878	$ 8.63
$13.95 – $15.70	4.2	1,922	$ 14.57	1,713	$ 14.65
$15.71 – $18.90	7.2	1,384	$ 18.86	546	$ 18.83
$18.91 – $21.75	8.4	2,388	$ 20.73	413	$ 21.11
$21.76 – $31.50	6.1	1,038	$ 22.13	622	$ 22.13
	6.0	7,610	$ 17.63	4,172	$ 15.69

MDS Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars except where noted)

Prior to October 28, 2002, the Plan included terms that enabled stock option holders to request that the Company repurchase vested stock options. Effective October 28, 2002 the terms of the Plan were amended and stock option holders are no longer able to request repurchase of their vested stock options. Consequently, there were no options repurchased during 2004 (2003 – nil; 2002 – 654,000).

(b)   Pro forma impact of stock-based compensation

Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements, for these options granted prior to November 1, 2003. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in CICA Handbook Section 3870, "Stock-Based Compensation and other Stock-Based Payments".

The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

	2004	2003	2002
Risk-free interest rate	**4.3%**	5.5%	4.2%
Expected dividend yield	**1.0%**	1.0%	1.0%
Expected volatility	**.317**	.357	.298
Expected time until exercise	**5.25**	5.25	5.25

The weighted average fair value of options granted is estimated at $6.83 per Common share in 2004, $8.01 per Common share in 2003, and $5.98 per Common share in 2002.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

		2004		2003		2002
Net income – pro forma	$	**43**	$	40	$	98
Earnings per share – basic	$	**0.30**	$	0.28	$	0.70
– diluted	$	**0.30**	$	0.28	$	0.69

The Black-Scholes option valuation method used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options and because changes in any of these assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not provide a reliable single measure of the fair value of its stock options.

c)   Incentive Plans

i)   Short-term Incentive Plans

Under the short-term incentive plan an annual cash bonus is paid to senior management following the Corporate's fiscal year-end. These bonuses are subject to the degree of achievement of established corporate goals and objectives and individual performance.

ii)   Mid-term Incentive Plans

For fiscal years 2000 through 2003, the mid-term incentive plan was designed to reward participating executives for creating shareholder value that met or exceeded the returns of an appropriate index on the Toronto Stock Exchange over a three-year performance period. The participants were awarded units each year relative to the increase in such index over the three-year performance period. Vested units were received as either Restricted Share Units in which case cash was paid on vesting or Deferred Share Units where payment was deferred until employment with the Company ended. Those units not vested were never paid.

Starting in fiscal year 2004, the mid-term incentive plan is based on specific operating margin improvement targets and achievement of defined change outcomes across the Company over a two-year performance cycle ending October 31, 2005. The plan replaced a portion of the annual stock option grants with Performance Share Units. The units will vest and payout from 0% to 200% of the target grant based on attainment of specified performance levels.

iii)   Long-term Incentive Plans

Under the long-term incentive plan annual stock options are awarded to senior management. These stock options are subject to long-term improvement in profitability and shareholder value as measured by reference to market data for a comparable peer group of companies.

(All tabular amounts are in millions of Canadian dollars except where noted)

20. Employee Future Benefits

The Company sponsors various post-employment benefit plans including defined benefit pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to substantially all of its employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded.

Defined Benefit Pension Plans - The formula for Canadian plans is based on the highest three or six average consecutive years' wages and requires employee contributions. The non-contributory Taiwanese plan is based on employee years of service and their compensation during the last month prior to retirement. The American plan is based on the participant's 60 highest consecutive months of compensation and their years of service.

Other Benefit Plans - These include a Supplemental Retirement Arrangement, a Retirement/Termination Allowance and Post-retirement Benefit Plans which include contributory health and dental care benefits and contributory life insurance coverage. Individuals must retire to be eligible.

Net periodic benefit costs for the Company's post-employment benefit plans comprise the following components:

	Pensions		**Other Benefit Plans**	
	2004	2003	**2004**	2003
Service cost	**$ 6**	$ 6	**$ 1**	$ 1
Interest cost	**10**	10	**2**	2
Expected return on plan assets	**(12)**	(12)	**-**	-
Recognized actuarial gain	**-**	-	**-**	-
Amortization of net transition asset	**(3)**	(3)	**-**	-
Net periodic benefit cost	**$ 1**	$ 1	**$ 3**	$ 3

The following assumptions were used in the determination of the net periodic benefit cost:

	Pensions		Benefit Plans	
	2004	2003	**2004**	2003
Expected rate of return on plan assets	**7.0%**	7.0%	**n/a**	n/a
Discount rate	**6.25%**	6.5%	**6.25%**	6.5%
Rate of compensation increase	**4.25%**	4.5%	**4.25%**	4.5%
Health care cost trend rate – first six years	**n/a**	n/a	**10.0%**	9.3%
– thereafter	**n/a**	n/a	**5.0%**	4.5%

The assumed health care cost trend rate used in determining the benefit cost for 2004 is 10% (2003 – 9.3%) decreasing to an ultimate level of 5% after five years (2003 – 4.5%). The assumed dental trend rate used in determining the benefit cost for 2004 is 4.5% (2003-4.5%) decreasing to an ultimate level of 4.5% after five years (2003-4.5%).

Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects in 2004:

(All tabular amounts are in millions of Canadian dollars except where noted)

	1% Increase	1% Decrease
Change in net benefit cost	-	-
Change in benefit obligation	2	(1)

Changes in the benefit obligation for the plans were as follows:

	Pensions		Other Benefit Plans	
	2004	2003	**2004**	2003
Benefit obligations – beginning of year	**$ 172**	$ 156	**$ 26**	$ 21
Service cost - pension	**6**	6	**1**	1
Interest cost	**11**	11	**2**	2
Benefits paid	**(3)**	(3)	**(1)**	(1)
Currency translation adjustment	**-**	-	**(1)**	-
Actuarial loss	**-**	2	**1**	3
Total benefit obligations – end of year	**$ 186**	$ 172	**$ 28**	$ 26

Changes in the assets of the plans were as follows:

	Pensions		Other Benefit Plans	
	2004	2003	**2004**	2003
Plan assets at fair value – beginning of year	**$ 183**	$ 163	**$ -**	$ -
Actual return on plan assets	**18**	19	**-**	-
Benefits paid	**(4)**	(3)	**(1)**	(1)
Company contributions	**3**	2	**1**	1
Participant contributions	**2**	2	**-**	-
Plan assets at fair value – end of year	**$ 202**	$ 183	**$ 0**	$ 0

Amounts recognized in the Company's consolidated statements of financial position consist of:

	Pensions		Other Benefit Plans	
	2004	2003	**2004**	2003
Plan assets in excess of projected obligations	**$ 16**	$ 11	**$ (28)**	$ (26)
Unrecognized actuarial gains	**2**	3	**5**	3
Unrecognized past service costs	**-**	-	**(2)**	-
Unrecognized net transition asset	**(2)**	(2)	**-**	-
	$ 16	$ 12	**$ (25)**	$ (23)

As at June 30, 2004, the present value of the projected top-up benefits exceeds the assets in retirement compensation arrangement by $3.8 million.

The percentage of fair value of total pension plan assets held at October 31, 2004 is as follows:

(All tabular amounts are in millions of Canadian dollars except where noted)

Asset category	Percentage of plan assets
Fixed income	35.4%
Equities	64.5%
Cash	0.1%
Total	100%

21. Cash Flow

Non-cash items affecting net income comprise:

Years ended October 31		**2004**		2003		2002
Gain on reorganization of MDS Proteomics	**$**	**(8)**	$	-	$	-
Writedown of goodwill		**63**		-		-
Depreciation and amortization		**76**		78		87
Deferred income		**(17)**		-		-
Minority interest		**4**		7		5
Future income taxes		**(29)**		32		73
Equity earnings (net of distributions)		**1**		-		(3)
Writedown of long-term investments		**22**		77		-
Writedown of intangible assets		**15**		-		-
Loss (gain) on sale of businesses and investments		**(4)**		(12)		7
Equipment and other asset writedowns		**10**		11		-
Stock option compensation		**1**		-		-
Other		**1**		1		-
	$	**135**	$	194	$	169

Changes in non-cash working capital balances relating to operations include:

Years ended October 31		**2004**		2003		2002
Accounts receivable	**$**	**(50)**	$	50	$	(37)
Inventories		**23**		(49)		(4)
Accounts payable, accrued liabilities and deferred revenue		**(15)**		11		(33)
Income taxes		**26**		8		(14)
Other		**9**		(22)		-
	$	**(7)**	$	(2)	$	(88)

22. Segmented Information

Management has determined that the Company operates within two dominant segments – Life Sciences and Health. These segments are organized predominantly around customer groups identified for the businesses. Proteomics is provided for comparative purposes only, as the Company no longer consolidates MDS Proteomics due to the reorganization as discussed in note 3.

Life Sciences businesses supply products and services to manufacturers of medical products such as pharmaceuticals, medical devices and supplies. The products and services provided by Life Sciences

(All tabular amounts are in millions of Canadian dollars except where noted)

businesses include pharmaceutical contract research services, medical isotopes and advanced analytical equipment.

Health businesses are focused on the provision of products and services to individuals and to institutions that provide health care services to consumers. Health products and services include clinical laboratory testing and distribution of medical products.

The historical information for Proteomics has been maintained in the following tables for information purposes only. Proteomics is focused on research and development in the field of proteomic-enabled drug discovery. Proteomics' products and services include capabilities in proteomics systems, technology, drug design, screening and biology.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions.

The information presented below is for continuing operations, and therefore, excludes the results of discontinued operations.

Operating Results

			Net Revenues		Operating Income (loss) before Restructuring		Restructuring Charges		Depreciation and Amortization of Capital Assets and other intangibles
Life Sciences	**2004**	**$**	**1,166**	**$**	**175**	**$**	**(7)**	**$**	**54**
	2003		1,083		211		(19)		50
	2002		1,053		205		-		52
Health	**2004**	**$**	**598**	**$**	**69**	**$**	**(6)**	**$**	**10**
	2003		581		41		(9)		13
	2002		580		61		-		17
Proteomics	**2004**	**$**	**-**	**$**	**(81)**	**$**	**-**	**$**	**7**
	2003		1		(33)		-		11
	2002		3		(52)		-		13
Total	**2004**	**$**	**1,764**	**$**	**163**	**$**	**(13)**	**$**	**71**
	2003		1,665		219		(28)		74
	2002		1,636		214		-		82

MDS Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars except where noted)

Financial Position

			Total Assets		Additions — Capital Assets		Goodwill		Investment in Investees Subject to Significant Influence
Life Sciences	2004	$	2,033	$	108	$	15	$	41
	2003		1,951		101		6		52
	2002		1,915		130		-		33
Health	2004	$	624	$	4	$	2	$	11
	2003		428		19		-		10
	2002		448		19		-		9
Proteomics	2004	$	-	$	-	$	-	$	-
	2003		186		1		-		-
	2002		179		3		15		-
Total	2004	$	2,657	$	112	$	17	$	52
	2003		2,565		121		6		62
	2002		2,542		152		15		42

Revenues by Customer Location

			Canada		US		Europe		Asia		Other
Life Sciences	2004	$	63	$	607	$	322	$	88	$	110
	2003		80		542		282		120		59
	2002		91		538		278		104		42
Health	2004	$	573	$	-	$	1	$	-	$	-
	2003		581		-		-		-		-
	2002		568		12		-		-		-
Proteomics	2004	$	-	$	-	$	-	$	-	$	-
	2003		1		-		-		-		-
	2002		-		1		2		-		-
Total	2004	$	636	$	607	$	323	$	88	$	110
	2003		662		542		282		120		59
	2002		659		551		280		104		42

Export sales by Canadian operations during fiscal 2004 amounted to approximately $773 million (2003 – $714).

MDS Inc.
(All tabular amounts are in millions of Canadian dollars except where noted)

Capital Assets and Goodwill

			Canada		US		Europe		Asia		Goodwill
Life	**2004**	$	**537**	$	**121**	$	**85**	$	**3**	$	**581**
Sciences	2003		552		67		45		2		545
	2002		507		37		73		11		549
Health	**2004**	$	**55**	$	**3**	$	**1**	$	**-**	$	**84**
	2003		65		15		-		-		113
	2002		55		17		-		-		114
Proteomics	**2004**	$	**-**	$	**-**	$	**-**	$	**-**	$	**-**
	2003		25		4		1		-		116
	2002		30		-		10		-		116
Total	**2004**	$	**592**	$	**124**	$	**86**	$	**3**	$	**665**
	2003		642		86		46		2		774
	2002		592		54		83		11		779

Revenues By Products and Services

			Isotopes		Analytical Equipment		Pharmaceutical Research Services		Clinical Laboratory Services		Distribution		Proteomics
Total	**2004**	$	**348**	$	**282**	$	**536**	$	**407**	$	**191**	$	**-**
	2003		309		270		504		398		183		1
	2002		328		217		508		390		190		3

(All tabular amounts are in millions of Canadian dollars except where noted)

23. Commitments and Contingencies

Operating leases and other long-term commitments

As at October 31, 2004, the Company is obligated under premises and equipment leases and other long-term contractual commitments to make minimum payments of approximately:

	Operating leases	Other contractual commitments
2005	$ 42	$ 99
2006	37	61
2007	30	55
2008	20	47
2009	16	46
Thereafter	45	52
	$ 190	$ 360

Rental expense under premises and equipment leases for the year ended October 31, 2004 was $54 million (2003 - $52; 2002 - $50).

Of the other contractual commitments stated above, $65 million is associated with long-term supply arrangements and other long-term commitments with Ontario Power Generation Inc. and Atomic Energy of Canada Limited ("AECL"), which provide the Company with the majority of its supply of radioisotopes. In addition, the Company has contracted with AECL for the construction of two isotope reactors and a processing facility expected to be in operation by 2006. The estimated remaining cost of construction of these facilities is $39 million.

In addition, the other contractual commitments included a remaining six-year commitment totalling $256 million relating to the outsourcing of the information technology infrastructure to IBM, and $15 million relating to the implementation of Oracle e-Business suite as a common business system across the Company over the next two years.

In 2003, the Company entered into a sale-leaseback transaction for certain of its computer equipment with carrying values of approximately $12 million. There are two years remaining on this operating lease.

24. Guarantees

In 2003, the Company undertook to guarantee a bank loan of $20 million on behalf of an investee, Hemosol Corp. (the "Borrower"), in exchange for warrants in the Borrower. This loan was secured by a fixed and floating charge over all the assets of the Borrower. Under the guarantee, MDS was subrogated to and took an assignment of the rights and remedies of the bank under the loan. This guarantee expires on June 20, 2005.

In consideration for providing the guarantee, MDS received six million warrants to purchase common shares of the Borrower, of which five million were immediately exercisable at a price of $1 per share. The Borrower may extend the term of the loan beyond 18 months to a maximum of 30 months. For each month beyond the initial 18-months of the loan, MDS will be entitled to receive warrants enabling it to purchase an additional 333,333 Common shares at a price to be determined based on market value, to a maximum of an additional four million shares. If the Borrower wishes to extend the loan beyond 18 months, regulatory approval will be required for the additional warrants to be issued to MDS. For each of the first three months of such an extension, MDS will become entitled to exercise 333,333 additional warrants, bringing the total number of exercisable $1 warrants to six million after 18 months. As part of

(All tabular amounts are in millions of Canadian dollars except where noted)

the reorganization of the Labs LP, MDS has voided 2.5 million warrants related to this guarantee. The Company believes that the fair value of the units is nominal and accordingly has ascribed no value to these units.

Other guarantees for which the Company is contractually obligated to make payments in the event of a default by a third party or due to its inability to meet certain performance-based obligations total approximately $10 million.

25. Financial Instruments

(a) Foreign currency and interest rate contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange conversion rates and interest rates. From time to time, the Company uses foreign currency forward and option contracts to manage its foreign exchange risk. Certain Canadian operations of the Company will have net cash inflows in 2004 and subsequent years denominated in US dollars. The Company enters into foreign exchange contracts to hedge a substantial portion of these net cash flows. The Company uses interest rate swap contracts to manage its exposure to interest rate risk on certain of its debt obligations.

As of October 31, 2004, the Company had outstanding foreign exchange contracts and options in place to sell up to US$179 million at a weighted average rate of C$1.45 maturing over the next 12 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate.

(b) Credit risk

Certain of the Company's financial assets, including cash and short-term investments, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment grade credit rating. In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. A significant portion of the outstanding accounts receivable at October 31, 2004 is due from provincial health authorities. No other single party accounts for a significant balance of accounts receivable.

(c) Fair value

Short-term investments, accounts receivable, accounts payable, accrued liabilities and income taxes – These assets and liabilities have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Foreign exchange and interest rate swap contracts – These contracts are treated as hedges for accounting purposes. As at October 31, 2004, the carrying amounts and fair values for derivative financial instruments are as follows:

(All tabular amounts are in millions of Canadian dollars except where noted)

	2004		2003	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Net asset (liability) position:				
Currency forward and option contracts	$ (1)	$ 41	$ -	$ 56
Interest rate swap and option contracts	$ -	$ 3	$ -	$ (4)

26. Cumulative Translation Adjustment

Unrealized translation adjustments arise on the translation of foreign currency denominated assets and liabilities of self-sustaining foreign operations. An unrealized foreign exchange gain of $64 million as at October 31, 2004 (2003 - $38) exists primarily due to the weakening of the US dollar against the Canadian dollar.

27. Comparative Figures

Certain figures for previous years have been reclassified to conform with the current year's financial statement presentation. In addition, segmented information for 2003 and 2002 has been restated to reflect the discontinued operations reported.

28. Reconciliation to Accounting Principles Generally Accepted in the United States

The following information is being provided to comply with certain disclosure requirements of the Securities and Exchange Commission ("SEC") of the United States.

a) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain material respects from those applicable in the United States ("US GAAP"). The material differences, as they apply to the consolidated financial statements of the Company, are as follows:

i) The Company designates certain foreign exchange forward contracts as a hedge of future revenue streams. Under Canadian GAAP, the resulting gains and losses on the contracts are recorded in operations when the contracts mature in future periods. Under US GAAP, these contracts would not qualify for hedge accounting, but rather would be recorded at fair value with changes in fair value included in earnings.

ii) Under Canadian GAAP, costs incurred during the start-up phase of new lines of business may be capitalized if certain criteria, related primarily to recoverability, are met. The Company defers such costs of start-up activities and amortizes them over periods ranging from three to seven years.

Under Canadian GAAP, product development costs that meet certain criteria are required to be capitalized and amortized over the future periods benefited.

Under US GAAP, these costs are expensed.

iii) Under Canadian GAAP, the premium paid on stock options that are repurchased for cancellation, net of applicable taxes, is charged to retained earnings. Under U.S. GAAP as prescribed by APB 25, where cash payments are made in respect of options issued prior to

July 1, 2000, or where options are issued having a strike price below fair market value, the premium paid or the intrinsic value is considered to be compensation expense and deducted from income.

iv)   Under US GAAP, the cost of in-process research and development acquired as a result of a business combination is charged to income immediately at the date of the acquisition. Under Canadian GAAP, such costs are capitalized and amortized over their estimated useful lives.

v)   Dilution gains on development stage subsidiaries are not reported in income under SEC accounting requirements.

vi)   Under US GAAP, investments in certain securities that are considered to be available for sale are to be reported at fair market value. Unrealized holding gains and losses on securities considered available for sale are recorded as a component of comprehensive income until realized. A decline in the fair value of securities available for sale that is considered other than temporary in nature is to be reported as a component of net income. Under Canadian GAAP, these securities are recorded at cost less any provision for declines in value considered to be other than temporary and related gains or losses are included in income when realized.

vii)   The Company has interests in certain jointly controlled entities that are required to be proportionately consolidated in the Company's Canadian GAAP financial statements. For purposes of US GAAP, these interests would be accounted for by the equity method. Net income, earnings per share and shareholders' equity under US GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities. Summary balance sheets and income statements, along with certain cash flow information, for the Company's joint venture investees are provided in note 18.

viii) Under Canadian GAAP, CICA Handbook Section 3860, "Financial Instruments", requires the separate presentation of the debt and equity components of a debt instrument when such an instrument can be settled by the issuance of common shares and is convertible into equity of the Company by the issuer. Interest related to the equity component is charged to Shareholders' equity through the accretion of equity component of debentures payable. Under US GAAP, Financial Accounting Standards Board 133, "Accounting for Derivative Instruments and Hedging Activities", does not permit a portion of the proceeds from the issuance of this type of convertible security to be accounted for as attributable to the conversion feature. As a result, under US GAAP, the net loss would have increased by the amount of interest, which is immaterial in 2003, accreted to the equity component of the convertible debentures, and long-term debt would increase by $11 million and minority interest would decrease by a similar amount. During 2004, the Company deconsolidated MDS Proteomics, where the debt was recorded, and therefore the debt and the equity component no longer exist.

MDS Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars except where noted)

The following table presents the effects on the consolidated statements of income of the above differences:

		2004		2003		2002
Net income under Canadian GAAP	$	**51**	$	48	$	105
Adjustments:						
Unrealized gains (losses) on forward foreign exchange contracts and interest rate swaps		**(10)**		46		6
Deferred start-up and development costs		**(15)**		(17)		(15)
Stock options repurchased		**-**		-		(8)
Gain from issue of shares by a development-stage subsidiary		**(8)**		-		-
Impairment of long-term investment [1]		**-**		21		-
Write-off of required in-process R&D		**(3)**		-		-
Stock-based compensation		**-**		(2)		-
Income taxes		**12**		(10)		7
Net income under US GAAP	$	**27**	$	86	$	95
Earnings per share under US GAAP:						
Basic	$	**0.19**	$	0.61	$	0.68
Diluted	$	**0.19**	$	0.60	$	0.66

[1] Adjustment to reflect write-off of investment recorded in 2003 under Canadian GAAP, which was written off under US GAAP in prior periods.

b)   Under US GAAP, the following consolidated statement of comprehensive income is required:

		2004		2003		2002
Net income under US GAAP	$	**27**	$	86	$	95
Unrealized gain (loss) on share investments, net of tax		**(10)**		(33)		(62)
Comprehensive income (loss)	$	**17**	$	53	$	33

c)   The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under US GAAP. The revised amounts would have been as follows:

		2004		2003
Accounts receivable	$	**358**	$	327
Capital assets		**742**		724
Long-term future tax assets		**133**		31
Long-term investments		**98**		154
Goodwill		**664**		773

(All tabular amounts are in millions of Canadian dollars except where noted)

Other intangible assets	**60**	37
Accounts payable	**335**	355
Long-term future tax liabilities	**52**	41
Accumulated comprehensive income	**32**	40
Additional paid-in capital	**90**	93
Retained earnings	**479**	448

(d) Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards that have not yet been adopted due to delayed effective dates. In January 2003, the FASB issued Interpretation (FIN) 46, "Consolidation of Variable Interest Entities." FIN 46 provides a framework for identifying variable interest entities (VIEs) and requires a company to consolidate a VIE if the company absorbs a majority of the VIE's expected losses or receives a majority of the VIE's expected residual returns, or both. FIN 46 is applicable immediately for any new VIEs created after January 31, 2003. There is no current impact on the consolidated financial statements as a result of this adoption. Additional guidance on implementing FIN 46 is evolving through the issuance of FASB Staff Positions. In addition, a draft interpretation modifying FIN 46 has been issued for comment. MDS will continue to review the status of VIEs as this guidance is finalized.